

Mail Stop 3561

June 21, 2017

Thomas A. Burke
Chief Executive Officer
Modine Manufacturing Company
1500 DeKoven Avenue
Racine, WI 53403

>   **Re: Modine Manufacturing Company**
>   **Registration Statement on Form S-3**
>   **Filed June 9, 2017**
>   **File No. 333-218621**

Dear Mr. Burke:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald E. Field at (202) 551-3680 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: C.J. Wauters
    Godfrey & Kahn, S.C.